

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 11, 2015

A. Richard Abrahamian
Chief Financial Officer
Two River Bancorp
766 Shrewsbury Avenue
Trenton Falls, New Jersey 07724

> **Re: Two River Bancorp**
> **Registration Statement on Form S-3**
> **Filed July 21, 2015**
> **File No. 333-205780**

Dear Mr. Abrahamian:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the filing of the registration statement does not appear to exceed $75 million, as required by General Instruction I.B.1. of Form S-3. In this regard, please advise us as to the basis upon which you are eligible to register securities on Form S-3 at this time. If you believe that Form S-3 is available in reliance on General Instruction I.B.6., please comply with Instruction 7 to the General Instruction.

Description of Debt Securities, page 16

2. Please include a description of all material terms of your debt securities, as required by Item 202(b) of Regulation S-K. For example, please disclose what constitutes an event of default as required by Item 202(b)(6).

Terms of Debt Securities to be Included in the Prospectus Supplement, page 18

3. We note your disclosure indicating that the debt securities to be registered may be sold as part of units. However, it does not appear that units are being registered under this registration statement. Please reconcile this disclosure or amend the registration statement to register units.

Exhibits Index

4. We note that the exhibits index indicates that Exhibits 25.1 and 25.2, Form T-1s, are "[t]o be filed, if necessary, by an amendment to [the] registration statement or as an exhibit to a Current Report on Form 8-K and incorporated by reference herein." Please note that the Form T-1s should be filed under the electronic form type "305B2." For additional guidance, refer to section 206.01 of our Trust Indenture Act Compliance and Disclosure Interpretations. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joshua Samples, Staff Attorney, at (202) 551-3199 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney
Financial Services I

cc: Ned Hogan
        Wes Kelso
        Stevens & Lee